UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K

_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): August 23, 2010

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532   20-0865835
(Commission File Number)   (I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard, Covington, Kentucky 41011
(Address of principal executive offices) (Zip Code)

P.O. Box 391, Covington, Kentucky 41012-0391
(Mailing Address) (Zip Code)

Registrant's telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure

On August 23, 2010, Ashland Inc. will include the information contained in exhibits 99.1-99.18, and graphic images thereof, on the "Investor Center" section of its website located at http://investor.ashland.com, or in employee communications.

Ashland is furnishing the information pursuant to the Securities and Exchange Commission's ("SEC") Regulation FD. The information contained in exhibits 99.1-99.17 is summary information concerning key metrics for Ashland's operating segments. The information contained in exhibit 99.18 is summary information concerning certain working capital components, expressed as a percentage of annualized sales for Ashland on a monthly basis for July 2010, as used for certain internal measurement purposes. The information is intended to be considered in the context of Ashland's SEC filings and other public announcements that Ashland may make from time to time.

By filing this report on Form 8-K, Ashland makes no admission as to the materiality of any information in this report. Ashland reserves the right to discontinue the availability of the data in the attached exhibits.

<u>Item 9.01. Financial Statements and Exhibits</u>

(d)   Exhibits

99.1   Website data concerning Ashland Aqualon Functional Ingredients' average sales per shipping day

99.2   Website data concerning Ashland Aqualon Functional Ingredients' sales

99.3   Website data concerning Ashland Aqualon Functional Ingredients' volume in metric tons

99.4   Website data concerning Ashland Hercules Water Technologies' average sales per shipping day

99.5   Website data concerning Ashland Hercules Water Technologies' sales

99.6   Website data concerning Ashland Hercules Water Technologies' gross profit

99.7   Website data concerning Ashland Performance Materials' average sales per shipping day

99.8   Website data concerning Ashland Performance Materials' sales

99.9   Website data concerning Ashland Performance Materials' gross profit

99.10   Website data concerning Ashland Consumer Markets' (Valvoline's) premium lubricants % of branded volume

99.11   Website data concerning Ashland Consumer Markets' (Valvoline's) sales

99.12   Website data concerning Ashland Consumer Markets' (Valvoline's) gross profit

99.13   Website data concerning Ashland Consumer Markets' (Valvoline's) lubricant sales gallons

99.14   Website data concerning Valvoline Instant Oil Change's twelve month rolling average sales

99.15   Website data concerning Ashland Distribution's average sales per shipping day

99.16   Website data concerning Ashland Distribution's sales

99.17   Website data concerning Ashland Distribution's gross profit

99.18   Website data concerning Ashland Inc.'s operating segment trade working capital

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	ASHLAND INC.
	(Registrant)

August 23, 2010	/s/ Lamar M. Chambers
	Lamar M. Chambers
	Senior Vice President and
	Chief Financial Officer

EXHIBIT INDEX

99.1   Website data concerning Ashland Aqualon Functional Ingredients' average sales per shipping day

99.2   Website data concerning Ashland Aqualon Functional Ingredients' sales

99.3   Website data concerning Ashland Aqualon Functional Ingredients' volume in metric tons

99.4   Website data concerning Ashland Hercules Water Technologies' average sales per shipping day

99.5   Website data concerning Ashland Hercules Water Technologies' sales

99.6   Website data concerning Ashland Hercules Water Technologies' gross profit

99.7   Website data concerning Ashland Performance Materials' average sales per shipping day

99.8   Website data concerning Ashland Performance Materials' sales

99.9   Website data concerning Ashland Performance Materials' gross profit

99.10   Website data concerning Ashland Consumer Markets' (Valvoline's) premium lubricants % of branded volume

99.11   Website data concerning Ashland Consumer Markets' (Valvoline's) sales

99.12   Website data concerning Ashland Consumer Markets' (Valvoline's) gross profit

99.13   Website data concerning Ashland Consumer Markets' (Valvoline's) lubricant sales gallons

99.14   Website data concerning Valvoline Instant Oil Change's twelve month rolling average sales

99.15   Website data concerning Ashland Distribution's average sales per shipping day

99.16   Website data concerning Ashland Distribution's sales

99.17   Website data concerning Ashland Distribution's gross profit

99.18   Website data concerning Ashland Inc.'s operating segment trade working capital